

December 17, 2014

<u>**Via E-mail**</u>
David T. Pearson
Chief Financial Officer and Treasurer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re: Vonage Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 13, 2014**
> **File No. 001-32887**

Dear Mr. Pearson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Consolidated Statements of Income, page F-5

1.   We note from your disclosure on page 30 that compensation and benefit costs for all employees are included within selling, general and administrative expense. This includes salaries related to network operations discussed on page 4. Compensation and benefit costs incurred to generate revenue should not be included within selling, general and administrative expenses. As such, please tell us why you have not included these costs in direct cost of telephony services.

Note 1. Basis of Presentation and Significant Accounting Policies, page F-9

Significant Accounting Policies, page F-9

Development Expenses, page F-10

2.   We note that your accounting policy for development expenses is considered significant. Please tell us how you considered the disclosure requirements of ASC 730-10-50-1 and Rule 5-03(b)(3) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Senior Staff Accountant, at (202) 551-3373 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director